Exhibit 99.1

Oriental Culture Holding LTD. Announces Extraordinary General Meeting Results and Share Consolidation

Hong Kong, China, Oct. 16, 2023 (GLOBE NEWSWIRE) -- Oriental Culture Holding LTD. (“Oriental Culture” or the “Company”) (NASDAQ: OCG), a leading online service provider of collectibles and artworks, today announced that at an extraordinary general meeting of the Company held on October 10, 2023, at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong (the “Meeting”), its shareholders have approved the resolution of a share consolidation (the “Share Consolidation”) of the issued and authorized ordinary shares of the Company at a ratio between one (1)-for-three (3) and one (1)-for-ten (10), accompanied by a corresponding increase in the par value of the ordinary shares, with the exact ratio to be set at a whole number within this range and at such time and date after the passing of the resolution but before October 18, 2023, to be determined by the Board of Directors of the Company (the “Board”) in its discretion.

On October 10, 2023, the Board determined the ratio for Share Consolidation to be one (1)- for five -(5). The Company’s ordinary shares will begin to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “OCG” on October 18, 2023. The new CUSIP number for the Company’s ordinary shares post-consolidation is G6796W115.

The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

The Company’s shareholders will receive one post-consolidation ordinary share for every five pre-consolidation ordinary shares held by them. Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights of the holders of ordinary shares will be substantially unaffected by the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, and all such fractional shares will be round up to the nearest whole number of shares following or as a result of the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

About Oriental Culture Holding LTD.

Oriental Culture Holding LTD is an online collectibles and artwork e-commerce service provider that allows collectors, artists, art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of various kinds of collectibles and artworks and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong. We also provide online and offline integrated marketing, storage and technical maintenance service to our customers in China. The Company is in the process of developing business and services relating to NFTs for cultural and artwork collections as well as a metaverse project. For more information about the Company, please visit: www.ocgroup.hk.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, objectives, goals, strategies, future events or performance, as well as underlying assumptions and other statements that are not historical facts. A company is making forward-looking statements when it uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions that do not relate solely to historical matters. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the Company’s objectives and strategies; the Company’s future business development; financial condition and results of operations; demand for and acceptance of products and services; reputation and brand name; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions relating to any of the foregoing and the Company’s other risks contained in its reports filed with the Securities and Exchange Commission. For these reasons, we caution investors not to place undue reliance on any forward-looking statements contained in this press release. Additional factors are discussed in the Company’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances arising after the date hereof.

For further information, please contact:

Company Contact.

IR Department

Email: IR@ocgroup.hk

Phone: +852- 21103909